UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                            Ortec International, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    68749B405
                                 (CUSIP Number)

                                 January 5, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 68749B405               SCHEDULE 13G                 Page 2 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     SDS Capital Group SPC, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |x|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,963,320 (1)
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,963,320 (1)
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,963,320 (1)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9% (1)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) In addition to the 1,963,320 shares of common stock beneficially owned by the Reporting Person, the Reporting Person owns 1,183.0608 shares of Series D Preferred Stock of the Issuer and Warrants to purchase an aggregate of 2,543,958 shares of common stock of the Issuer. The Series D Preferred Stock and the Warrants restrict the conversion or exercise of such securities to the extent that such conversion or exercise would result in the Reporting Person beneficially owning in excess of 9.99% of the Issuer.

-------------------                                            -----------------
CUSIP No. 68749B405               SCHEDULE 13G                 Page 3 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     SDS Management, LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |x|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,963,320
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,963,320
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,963,320
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9% (1)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 68749B405               SCHEDULE 13G                 Page 4 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mr. Steven Derby
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |x|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,963,320
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,963,320
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,963,320
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.9%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 68749B405               SCHEDULE 13G                 Page 5 of 9 Pages
-------------------                                            -----------------

Item 1(a).  Name of Issuer:

            Ortec International, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3960 Broadway
            New York, NY 10032

Item 2(a).  Name of Person Filing.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

Item 2(c).  Citizenship.

            SDS Capital Group SPC, Ltd. (the "Reporting Person")
            Ogier & Boxalls
            Queensgate House
            113 South Church Street
            P.O. Box 1234GT
            Grand Cayman
            Cayman Islands
            Cayman Islands Corporation

            SDS Management, LLC (the "Investment Manager")
            53 Forest Avenue, 2nd Floor
            Old Greenwich, CT 06870
            Delaware limited liability company

            Mr. Steven Derby ("Mr. Derby")
            Sole Managing Member of the Investment Manager
            53 Forest Avenue, 2nd Floor
            Old Greenwich, CT 06870
            United States citizen

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.001 per share

Item 2(e).  CUSIP Number:

            68749B405

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            Not Applicable

-------------------                                            -----------------
CUSIP No. 68749B405               SCHEDULE 13G                 Page 6 of 9 Pages
-------------------                                            -----------------

Item 4.     Ownership.

            The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in
            Item 1 as of January 5, 2005:

            1. The Reporting Person.

            (a)   Amount beneficially owned: 1,963,320 shares of common stock(1)

            (b)   Percent of Class:9.9%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or direct the vote: 1,963,320

                  (ii)  shared power to vote or direct the vote: 0

                  (iii) sole power to dispose or direct the disposition of:
                        1,963,320

                  (iv)  shared power to dispose or direct the disposition of: 0

            (1) In addition to the 1,963,320 shares of common stock beneficially owned by the Reporting Person, the Reporting Person owns 1,183.0608 shares of Series D Preferred Stock of the Issuer and Warrants to purchase an aggregate of 2,543,958 shares of common stock of the Issuer. The Series D Preferred Stock and the Warrants restrict the conversion or exercise of such securities to the extent that such conversion or exercise would result in the Reporting Person beneficially owning in excess of 9.99% of the Issuer.

            2. The Investment Manager - same as Mr. Derby, see below.

            3. Mr. Derby.

            (a)   Amount beneficially owned: 1,963,320 shares of common stock.

            (b)   Percent of Class:9.9%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or direct the vote: 0

                  (ii)  shared power to vote or direct the vote: 1,963,320

                  (iii) sole power to dispose or direct the disposition of: 0

                  (iv)  shared power to dispose or direct the disposition of:
                        1,963,320

-------------------                                            -----------------
CUSIP No. 68749B405               SCHEDULE 13G                 Page 7 of 9 Pages
-------------------                                            -----------------

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            Certification pursuant to Rule 13d-1(c):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-------------------                                            -----------------
CUSIP No. 68749B405               SCHEDULE 13G                 Page 8 of 9 Pages
-------------------                                            -----------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: February 14, 2005

                                             SDS CAPITAL GROUP SPC, LTD.
                                             By: SDS Management, LLC,
                                                 its Investment Manager


                                             By: /s/ Steven Derby
                                                 -------------------------------
                                                 Name:  Steven Derby
                                                 Title: Managing Member


                                             SDS MANAGEMENT, LLC


                                             By:   /s/ Steven Derby
                                                 -------------------------------
                                                 Name:  Steven Derby
                                                 Title: Managing Member


                                                     /s/ Steven Derby
                                             -----------------------------------
                                                     Steven Derby

-------------------                                            -----------------
CUSIP No. 68749B405               SCHEDULE 13G                 Page 9 of 9 Pages
-------------------                                            -----------------

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

      This Agreement is filed as an exhibit to this Amendment No. 1 to Schedule 13G being filed by SDS Capital Group SPC, Ltd., SDS Management, LLC and Mr. Steven Derby in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that this Schedule 13G to which this Agreement is attached is filed on behalf of the below-named companies, that they are each responsible for the timely filing of the Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

      This Agreement may be executed in counterparts, each of which when so executed and delivered shall be deemed an original and all of which taken together shall constitute but one and the same instrument.

      Dated: February 14, 2005

                                             SDS CAPITAL GROUP SPC, LTD.
                                             By: SDS Management, LLC,
                                                 its Investment Manager


                                             By:  /s/ Steven Derby
                                                 -------------------------------
                                                 Name:  Steven Derby
                                                 Title: Managing Member


                                             SDS MANAGEMENT, LLC


                                             By: /s/ Steven Derby
                                                 -------------------------------
                                                 Name:  Steven Derby
                                                 Title: Managing Member


                                                /s/ Steven Derby
                                             -----------------------------------
                                                         Steven Derby